UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dicerna Pharmaceuticals, Inc.

(Name of Subject Company)

Dicerna Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number of Class of Securities)

Douglas Fambrough III, Ph. D.

President and Chief Executive Officer

75 Hayden Avenue

Lexington, Massachusetts 02421

(617) 621-8097

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Dicerna Pharmaceuticals, Inc., a Delaware corporation (“Dicerna” or the “Company”). The address of Dicerna’s principal executive office is 75 Hayden Avenue, Lexington, Massachusetts 02421, and its telephone number is (617) 621-8097.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Dicerna’s common stock, par value $0.0001 per share. As of the close of business on November 22, 2021, there were 78,129,378 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Dicerna, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by NNUS New Research, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dicerna for $38.25 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Novo and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 24, 2021. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Dicerna’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated November 17, 2021, among Dicerna, Purchaser and Novo, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Dicerna (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the state of Delaware, as amended (the “DGCL”), with Dicerna continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned indirect subsidiary of Novo, without a meeting or vote of stockholders of Dicerna. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held by Dicerna (or in Dicerna’s treasury), (ii) Shares held by Novo, Purchaser or any other direct or indirect wholly owned subsidiary of Novo or Dicerna or (iii) by stockholders of Dicerna who have perfected their statutory rights of appraisal under the DGCL (collectively, the “Excluded Shares”) will each be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of taxes. The treatment of equity awards under Dicerna’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Dicerna and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares beneficially owned by Novo and its affiliates, represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of merger control clearance; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days following the commencement of the Offer. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Novo, to the extent waivable by Purchaser or Novo, Purchaser may, in its discretion (and without the consent of Dicerna or any third party), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer from time to time for: (A) any period required by any applicable securities law, rule, regulation or any other legal requirement, or any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Novo, to the extent waivable by Purchaser or Novo, at the request of Dicerna, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) May 17, 2022, which is six months after the date of the Merger Agreement (as may be extended until September 17, 2022, in accordance with the Merger Agreement, (the “End Date”) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Dicerna. Subject to the valid termination of the Merger Agreement in accordance with its terms, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Dicerna.

As set forth in the Schedule TO, the address of the principal executive office of each of Novo and Purchaser is Novo Allé, DK-2880, Bagsvaerd, Denmark. The telephone number of each of Novo and Purchaser is +45 4444-8888.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Dicerna, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Dicerna or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Novo, Purchaser, or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Dicerna (the “Dicerna Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Novo and Purchaser and Their Affiliates

Merger Agreement

On November 17, 2021, Dicerna, Novo and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Dicerna, Novo and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Dicerna’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Dicerna to Novo and Purchaser and representations and warranties made by Novo and Purchaser to Dicerna. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Dicerna, Novo or Purchaser in Dicerna’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Dicerna to Novo and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Dicerna, Novo and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Dicerna, Novo or Purchaser. Dicerna’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Dicerna, Novo, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dicerna’s or Novo’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreements

Novo and Dicerna entered into a Confidentiality Agreement, effective October 27, 2021 (the “Confidentiality Agreement”), in connection with Novo’s consideration of a potential negotiated transaction with Dicerna. Under the terms of the Confidentiality Agreement, Novo agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to Dicerna, including the existence and content of any discussions in connection with a possible transaction, for a period lasting three years from the date of the Confidentiality Agreement. Novo also agreed to abide by a standstill provision for a period of twelve months, which standstill restrictions may be waived by Dicerna or terminated under certain circumstances. For further discussion, see “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger.”

Previously, Novo and Dicerna entered into a Mutual Confidentiality Agreement, dated August 14, 2018 and amended on August 14, 2019, and a Confidential Disclosure Agreement, effective March 9, 2021, for purposes of exchanging confidential information for the evaluation of potential scientific or business relationships (collectively, the “Prior Confidentiality Agreements”). None of the Prior Confidentiality Agreements contains any standstill provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement and Prior Confidentiality Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto, and the Prior Confidentiality Agreements, which are filed as Exhibits (e)(2) through (e)(4) hereto, and is incorporated herein by reference.

Novo Collaboration and Share Purchase Agreements

On November 15, 2019, Dicerna and Novo entered into a Collaboration and License Agreement (the “Novo Collaboration Agreement”) to use GalXC to explore gene targets associated with liver disease. Under the terms of the Novo Collaboration Agreement, Dicerna will conduct and fund discovery and preclinical development to clinical candidate selection for each liver cell target. Novo is responsible for all further development and the commercialization of each candidate selected for development, with Dicerna manufacturing clinical candidates selected for Phase 1-related clinical development, subject to reimbursement for its manufacturing costs. Additionally, Dicerna may lead the development and commercialization of two programs targeting orphan liver diseases, with Novo retaining the ability to opt in to both programs in Phases 1-3. Dicerna and Novo will share in profits and losses for Dicerna’s orphan liver and Novo products should both parties elect to co-develop. Under the Novo Collaboration Agreement, Dicerna provides Novo with exclusive and non-exclusive licenses and manufacturing support to enable Novo to commercialize products derived from or containing compounds developed pursuant to such agreement.

In connection with the Novo Collaboration Agreement, Dicerna and Novo entered into a share purchase agreement on November 15, 2019, pursuant to which Novo purchased 2,279,982 Shares of Dicerna at a purchase price of $21.93 per share, for an aggregate purchase price of approximately $50 million.

The foregoing summary and description of the Novo Collaboration Agreement and the Novo share purchase agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, which are filed as Exhibits (e)(6) and (e)(7) hereto and are incorporated herein by reference.

Arrangements Between Dicerna and its Executive Officers, Directors and Affiliates

Certain of Dicerna’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”) that are different from, or in addition to, the interests of holders of Shares generally. The Dicerna Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Dicerna Board” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the arrangements between Dicerna and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is incorporated into this Item 3 by reference).

Dicerna’s current executive officers are as follows:

Name	Position
Douglas M. Fambrough III, Ph. D.	President and Chief Executive Officer
Bob D. Brown, Ph.D.	Chief Scientific Officer, Executive Vice President of R&D
Douglas W. Pagán	Chief Financial Officer
James B. Weissman	Chief Operating Officer and Executive Vice President
Ling Zeng, J.D.	Chief Legal Officer and Secretary
Rob Ciappenelli, M.B.A.	Chief Strategy Officer
Shreeram Aradhye, M.D.	Executive Vice President and Chief Medical Officer

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Dicerna’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Dicerna. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of Dicerna. As of November 22, 2021 the executive officers and directors of Dicerna beneficially owned, in the aggregate, 3,206,213 Shares (which, for this purpose, excludes Shares underlying Company Options (as defined below, whether or not currently exercisable), Company RSUs (as defined below).

The following table sets forth as described above the number of Shares beneficially owned as of November 22, 2021 by each of Dicerna’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger.

Name of Executive Officer	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Douglas M. Fambrough, III, Ph.D	43,164	1,651,023
Bob D. Brown, Ph.D.	267	10,213
Douglas W. Pagán	6,327	242,008
James B. Weissman	16,000	612,000
Ling Zeng, J.D.	3,222	123,242
Rob Ciappenelli, M.B.A.	3,773	144,317
Shreeram Aradhye, M.D.	4,969	190,064

Name of Director	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Adam M. Koppel, M.D., Ph.D.	3,083,570	117,946,553
Cynthia Smith	3,333	127,487
J. Kevin Buchi	4,666	178,475
Marc Kozin	11,333	433,487
Martin Freed, M.D.	3,333	127,487
Patrick M. Gray	3,333	127,487
Stephen Doberstein, Ph.D.	3,333	127,487
Stephen J. Hoffman, M.D., Ph.D	16,157	618,005
All executive officers and directors as a group (15 persons)	3,206,780	122,659,335

Treatment of Equity Awards in the Transaction

The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised (whether or not vested), and has a per Share exercise price that is less than $38.25 (all Company Options have a per Share exercise price below such amount), will be cancelled and converted into the right to receive a cash payment equal to (A) the excess of (x) $38.25 over (y) the exercise price payable per Share under such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting).

The following table sets forth, for each of Dicerna’s executive officers and the non-employee members of the Dicerna Board, the aggregate number of vested and unvested Company Options expected to be held by such individual as of December 31, 2021 (the date on which the Effective Time is assumed to occur for purposes of this table only) and the aggregate payment due with respect to such Company Options as a result of the Transactions.

Name of Executive Officer	Number of Shares Subject to Vested Company Options (#)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Cash Consideration for Unvested Company Options ($)
Douglas M. Fambrough, III, Ph.D.[1]	2,450,074	66,356,051	437,026	7,939,869
Bob D. Brown, Ph.D.	642,724	15,389,374	156,726	2,867,265
Douglas W. Pagán	47,085	792,034	85,465	1,401,995
James B. Weissman	550,352	13,152,438	156,726	2,867,264
Ling Zeng, J.D.	37,099	663,861	90,846	1,591,540
Rob Ciappenelli, M.B.A.	215,374	4,450,086	201,126	3,867,965
Shreeram Aradhye, M.D.	51,735	943,505	124,035	2,220,821
[1] Includes awards held in trust.

Name of Director	Number of Shares Subject to Vested Company Options (#)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Cash Consideration for Unvested Company Options ($)
Adam M. Koppel M.D., Ph.D.	122,500	3,247,700	7,500	58,350
Cynthia Smith	72,500	1,465,450	7,500	58,350
J. Kevin Buchi	93,833	1,924,642	8,167	74,438
Marc Kozin	70,415	1,518,445	9,585	116,605
Martin Freed, M.D.	122,500	3,252,950	7,500	58,350
Patrick Gray	41,246	756,542	13,754	208,008
Stephen Doberstein, Ph.D.	37,078	637,996	17,922	294,304
Stephen J. Hoffman, M.D., Ph.D.	167,500	4,110,300	7,500	58,350

The Merger Agreement also provides that at the Effective Time, each time-based restricted stock unit with respect to Shares (each a “Company RSU”) that is then outstanding will be cancelled and the holder will be entitled to receive a cash payment equal to the product of (A) $38.25 and (B) the number of Shares subject to such Company RSU.

The following table sets forth, for each of Dicerna’s executive officers and the non-employee members of the Dicerna Board, the aggregate number of Company RSUs expected to be held by such individual as of December 31, 2021 (the date on which the Effective Time is assumed to occur for purposes of this table only) and the aggregate payment due with respect to such Company RSUs as a result of the Transactions.

Name of Executive Officer	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Company RSUs ($)
Douglas M. Fambrough, III, Ph.D.	101,100	3,867,075
Bob D. Brown, Ph.D.	37,275	1,425,769
Douglas W. Pagán	26,625	1,018,406
James B. Weissman	37,725	1,425,769
Ling Zeng, J.D.	21,357	816,905
Rob Ciappenelli, M.B.A.	27,600	1,055,700
Shreeram Aradhye, M.D.	29,588	1,131,741

Name of Director	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Company RSUs ($)
Adam M. Koppel M.D., Ph.D.	3,333	127,487
Cynthia Smith	3,333	127,487
J. Kevin Buchi	3,333	127,487
Marc Kozin	3,333	127,487
Martin Freed, M.D.	3,333	127,487
Patrick Gray	3,333	127,487
Stephen Doberstein, Ph.D.	3,333	127,487
Stephen J. Hoffman, M.D., Ph.D.	3,333	127,487

Treatment of Purchase Rights under the Company ESPP

Dicerna’s executive officers are among the employees eligible to participate in Dicerna’s 2014 Employee Stock Purchase Plan (the “Company ESPP”). The Company ESPP generally provides for offering periods pursuant to which participants may purchase Shares at a discount pursuant to payroll deductions made during the period. Pursuant to the terms of the Merger Agreement, Dicerna has agreed to take such actions to provide that (i) no new offering period will be commenced following the date of the Merger Agreement under the Company ESPP, (ii) each purchase right issued pursuant to the Company ESPP will be fully exercised not later than seven business days prior to the Effective Time (the “Final Exercise Date”) and (iii) the Company ESPP will terminate immediately prior to the Offer Acceptance Time and no further rights will be granted or exercised under the Company ESPP thereafter.

Potential Executive Severance

Dicerna has entered into employment agreements with each of its executive officers, each of which provides for severance upon the termination of the executive’s employment under certain circumstances, including following a change in control (which will occur in connection with the Transactions).

Under the employment agreement between Dicerna and Dr. Douglas M. Fambrough, III, Ph.D. (“Dr. Fambrough”), if Dr. Fambrough’s employment is terminated other than for “cause,” due to his “disability” or if Dr. Fambrough terminates his employment for “good reason,” in each case during the one year period following a change of control, then Dr. Fambrough will receive the following severance benefits: (i) a lump sum severance payment equal to 1.5 multiplied by the sum of Dr. Fambrough’s annual base salary and target annual bonus; (ii) a pro rata portion of Dr. Fambrough’s target bonus for the year in which the termination occurs; and (iii) up to 18 months of Dicerna-reimbursed COBRA premiums. Dr. Fambrough’s right to receive these severance benefits is subject to his providing a release of claims in favor of Dicerna.

Dicerna is also party to employment agreements with its other executive officers which have substantially identical terms with respect to severance in connection with a change in control. Under each respective employment agreement, in the event of a termination of the executive other than for cause, due to disability, or if the executive terminates employment for good reason during the one year period following a change of control, then the executive will receive the following severance benefits: (i) a lump sum severance payment equal to 1.0 multiplied by the sum of the executive’s annual base salary and target annual bonus; (ii) a pro rata portion of the executive’s target bonus for the year in which the termination occurs; and (iii) up to one year of Dicerna-reimbursed COBRA premiums. The executive’s right to receive these severance benefits is also subject to the executive providing a release of claims in favor of Dicerna.

Estimates of potential cash severance payable to certain of Dicerna’s executive officers are set forth in the table below, assuming the Effective Time occurs on December 31, 2021, and each executive is terminated at that time under circumstances entitling the executive to severance.

Name	Potential Cash Severance ($)
Douglas M. Fambrough, III, Ph.D.	1,505,615
Bob D. Brown, Ph.D.	724,685
Douglas W. Pagán	606,357
James B. Weissman	674,122
Ling Zeng, J.D.	573,807
Rob Ciappenelli, M.B.A.	602,046
Shreeram Aradhye, M.D.	770,072

2021 Annual Bonuses

In connection with the Merger Agreement, Dicerna and Novo have agreed that Dicerna may, prior to the closing, pay 2021 annual cash bonuses at the greater of target and actual performance. Dicerna’s executive officers each participate in Dicerna’s annual cash bonus program. Estimates of the 2021 annual bonus expected to be paid to our executive officers are set forth below.

Name	Estimated 2021 Annual Bonus ($)
Douglas M. Fambrough, III, Ph.D.	376,404
Bob D. Brown, Ph.D.	224,902
James B. Weissman	209,210
Ling Zeng, J.D.	163,945
Rob Ciappenelli, M.B.A.	172,013
Shreeram Aradhye, M.D.	238,988

Novo Post-Effective Time Covenants

Employee Benefits

For a period of one year following the Effective Time, each employee of Dicerna who continues to remain employed with Novo or the Surviving Corporation (a “Continuing Employee”), will be provided with (i) a base salary or wage rate that is no less than that provided immediately prior to the Effective Time, (ii) annual cash incentive compensation opportunities no less favorable, in the aggregate, than those provided immediately prior to the Effective Time, and (iii) other compensation and employee benefits that in the aggregate are substantially comparable immediately prior to the Effective Time. Additionally, for a period of one year following the Effective Time, each Continuing Employee in the United States (other than those who have contractual severance protection from Dicerna and its subsidiaries) will participate in the severance program of Novo and will be credited with their years of service with Dicerna or a subsidiary for purposes of determining the amount of severance payments and benefits with a minimum payment of 13 weeks.

Furthermore, to the extent that service is relevant for eligibility or vesting under any benefit plan of Novo or the Surviving Corporation, but not for purposes of benefit accrual, each Continuing Employee will receive credit for service prior to the Effective Time that was previously recognized under the corresponding benefit plan of Dicerna. In addition, Novo or the Surviving Corporation will credit each Continuing Employee with paid time off equal to the paid time off the Continuing Employee had accrued, but had not used, with Dicerna as of the Effective Time.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Novo or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Novo or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Novo and/or its affiliates have been established. Any such arrangements with Dicerna’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Dicerna Board (the “Compensation Committee”) will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Purchaser, Dicerna or their respective affiliates and any of the officers, directors or employees of Dicerna or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Dicerna’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Dicerna’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Dicerna or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Dicerna’s amended and restated bylaws and charter also provide that Dicerna will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Merger Agreement provides for indemnification, advancement of expenses, and exculpation from liabilities in favor of Dicerna’s current and former directors and officers with respect to acts or omissions occurring prior to the Effective Time (whether asserted to or claimed prior to, at or after the Effective Time). Specifically, Novo has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect for a period of six years from the Effective Time.

In addition, from and after the Effective Time, Novo has agreed that it will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Dicerna or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Dicerna as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Dicerna or its subsidiaries or is or was serving at the request of Dicerna or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that the Surviving Corporation and its subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

Novo and the Surviving Corporation have agreed to use commercially reasonable efforts to maintain in effect for a period of six years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Dicerna’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Dicerna’s policies existing on the date of the Merger Agreement; however, neither Novo nor the Surviving Corporation will be required to pay with respect to such insurance policies more than 350% of the aggregate annual premium most recently paid by Dicerna for such insurance. In lieu of the foregoing, Dicerna will, in consultation with Novo, use commercially reasonable efforts to (and if Dicerna does not purchase prior to the closing date, the Surviving Corporation on the closing date may), purchase a “tail” directors’ and officers’ liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification above (i) will survive the acceptance of Shares for payment pursuant to the Offer and consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, Dicerna and the Dicerna Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Dicerna Board

At a meeting of the Dicerna Board held on November 17, 2021, the Dicerna Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Dicerna and its stockholders; (ii) declared that it is advisable for Dicerna to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Dicerna of the Merger Agreement and the consummation of the Transactions including the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Dicerna’s stockholders tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Dicerna Board unanimously recommends that Dicerna’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On November 18, 2021, Dicerna and Novo each issued a press release announcing the Offer. The press releases of Dicerna and Novo are included as Exhibit (a)(1)(E) and Exhibit (a)(5)(C) respectively hereto, and are incorporated herein by reference.

Background of the Offer and the Merger

Dicerna regularly meets with other biotechnology and pharmaceutical companies regarding a variety of topics and considers potential partnerships, licensing arrangements, joint ventures, collaborations and other strategic transactions. In particular, Dicerna maintains license and collaboration agreements with a number of biotechnology and pharmaceutical companies, including Novo, and from time to time engages in discussions as to modifications of those license and collaboration agreements. In August 2021, Dicerna was approached by Novo regarding a potential significant expansion of their relationship beyond the existing Novo Collaboration Agreement. Novo was seeking to enter a new collaboration and licensing agreement around Dicerna’s GalXC Plus technology and joint technology development to combine Novo and Dicerna’s technologies to improve the GalXC Plus Platform (the “Novo Expansion”). Dicerna’s senior management declined to pursue the Novo Expansion and determined that it was not in the strategic interests of Dicerna to form an additional collaboration at that time. At various points between August 2021 and September 2021, members of Dicerna’s senior management discussed with members of the Dicerna Board Novo’s interest in a potential expansion of the relationship between Dicerna and Novo. Later in September 2021, Novo indicated its interest in exploring, absent the possibility to enter into the Novo Expansion, a potential strategic transaction involving a potential acquisition of Dicerna.

On September 21 and 22, 2021, the Dicerna Board held regularly scheduled meetings with members of senior management and corporate legal counsel, Goodwin Procter LLP (“Goodwin”). These meetings were part of regularly scheduled meetings of the Dicerna Board which included a periodic review of Dicerna’s programs, platform, and strategy with the Company’s management. During the course of these meetings, the Dicerna Board discussed Novo’s indication that it had potential interest in an expanded collaboration involving GalXC Plus, and, absent a collaboration, a strategic transaction with Dicerna, and the potential desirability of pursuing a potential strategic transaction with Novo, taking into consideration Dicerna’s prospects and risks as a stand-alone company, depending on the nature and terms of that interest. In connection with such discussions, the Dicerna Board invited representatives of SVB Leerink LLC (“SVB Leerink”), financial advisor to Dicerna, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), transactional legal counsel to Dicerna, to attend portions of these meetings to discuss, among other things, the possible interest of Novo in a potential strategic transaction. Representatives of SVB Leerink reviewed certain preliminary illustrative financial analyses, which were developed using certain management forecasts related to the Company’s proprietary and partnered programs but did not include any management forecasts with respect to the Company’s broader RNAi platforms. With respect to the Company’s proprietary and partnered programs, these management forecasts did not differ materially from the management forecasts reflected in the summarized scenarios below in “— Certain Financial Projections”. Representatives of Skadden reviewed legal matters, including fiduciary duties.

On October 7, 2021, Lars Jørgensen, Chief Executive Officer of Novo called Dr. Fambrough to discuss Novo’s interest in a potential acquisition of Dicerna. Later that day, Mr. Jørgensen submitted a letter to Dicerna providing for a non-binding proposal to acquire all of the outstanding common stock of Dicerna at $32.50 per Share in cash, subject to due diligence and other conditions (the “October 7 Proposal”).

Later that day, the Dicerna Board held a meeting by teleconference, which included senior management and representatives of Centerview Partners, LLC (“Centerview”), financial advisor to Dicerna, SVB Leerink, Skadden, and Goodwin to discuss the details of the October 7 Proposal. The Dicerna Board reviewed the terms of the proposal. Representatives of Skadden reviewed legal matters, including fiduciary duties. Representatives of Centerview and SVB Leerink provided perspectives regarding the October 7 Proposal and potential next steps in connection with the Dicerna Board’s review of Novo’s interest and the possibility of pursuing a strategic transaction, including the process for senior management to update the management forecasts with respect to the Company’s broader RNAi platforms, financial analyses to be conducted and the possibility of contacting additional parties. Following discussions, the Dicerna Board authorized senior management to work with Centerview and SVB Leerink to proceed with the steps discussed. The Board determined to hold another meeting after Centerview and SVB Leerink had the opportunity to perform financial analyses with respect to Dicerna and the October 7 Proposal.

Between October 11 and 15, 2021, based on discussions with members of the Dicerna Board, Dr. Fambrough and representatives of Centerview contacted two global pharmaceutical companies, Company A and Company B (who were viewed, based on discussions with members of the Dicerna Board as the most likely to engage based on their knowledge of the Company), to determine their interest in pursuing a strategic transaction, informing them that another global pharmaceutical company had expressed interest in pursuing a potential strategic transaction involving the Company.

On October 15, 2021, a representative of Company B communicated to a representative of Centerview that Company B was not interested in pursuing a strategic transaction involving the Company.

On October 18, 2021, the Dicerna Board held a meeting by videoconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Representatives of Skadden discussed legal matters, including fiduciary duties. Representatives of Centerview provided an update regarding outreach to Company A and Company B, including that Company B indicated it was not interested in pursuing a strategic transaction with Dicerna, and that there had been no further communications with Company A. Members of Dicerna’s senior management and representatives of Centerview and SVB Leerink reviewed financial projections and the underlying assumptions prepared by Dicerna’s senior management relating to Dicerna’s programs and RNAi platforms (which, other than immaterial differences, are reflected in the summarized scenarios below in “— Certain Financial Projections”), and representatives of Centerview and SVB Leerink reviewed preliminary financial analyses. After reviewing the information presented and considering Novo’s October 7 Proposal and potential next steps, the Dicerna Board determined that the October 7 Proposal was not acceptable and that Dicerna should continue to explore Novo’s interest to assess whether that interest could result in a transaction that would be in the best interests of Dicerna and its shareholders. The Dicerna Board instructed Dr. Fambrough to advise Novo that while its current proposal was not sufficient to serve as the basis for a strategic transaction, the Dicerna Board would be open to considering a proposal that provided appropriate recognition of Dicerna’s value. The Dicerna Board also determined not to contact additional parties at that time, but to retain the possibility of doing so in the future if the Dicerna Board determined doing so to be appropriate.

At the direction of the Dicerna Board, on October 19, 2021, Dr. Fambrough called Mr. Jørgensen to express Dicerna’s openness to a potential strategic transaction, but that the Dicerna Board did not view the $32.50 per Share offered in the October 7 Proposal to be sufficiently compelling to serve as the basis for access to due diligence and negotiation of a potential strategic transaction. Mr. Jørgensen stated that Novo would consider increasing the proposed price.

On October 21, 2021, Novo submitted a revised proposal to Dicerna to acquire all of the outstanding common stock of Dicerna at $35.75 per Share in cash (the “October 21 Proposal”).

Dr. Fambrough subsequently updated the Dicerna Board regarding receipt of Novo’s revised proposal and that a representative of Company A had scheduled a phone call with him on October 26, 2021 to discuss Company A’s potential interest in pursuing a strategic transaction.

On October 22, 2021, the Dicerna Board held a meeting by videoconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Representatives of Centerview reviewed the economic terms of the revised October 21 Proposal and potential responses to the October 21 Proposal. The Board also discussed Company A’s possible interest in a strategic transaction and the upcoming phone call scheduled between Dr. Fambrough and a representative of Company A as well as perspectives (including with senior management and the Company’s financial advisors) on whether or not any additional parties not previously contacted would likely be interested in pursuing a strategic transaction on attractive terms. Representatives of Skadden summarized the key terms of a proposed non-disclosure agreement with Novo proposed to be entered into in the event Novo was afforded access to due diligence information in connection with its evaluation of a potential strategic transaction. Following further discussion, the Dicerna Board determined to continue discussions as to a potential strategic transaction with Novo, and provide Novo with access to due diligence, if Novo increased its proposed offer price to at least $38.00 per Share. The Dicerna Board also determined not to contact additional parties at that time (given that Company A and Company B were viewed as the most likely to engage given their knowledge of the Company and given the risk that a leak could be disruptive to Dicerna’s personnel and third party relationships and could adversely impact Novo’s interest in continuing to pursue a strategic transaction), but to retain the possibility of doing so in the future if the Dicerna Board determined doing so to be appropriate.

At the direction of the Dicerna Board, on October 25, 2021, Dr. Fambrough called Mr. Jørgensen to express Dicerna’s willingness to allow Novo access to due diligence if Novo improved its offer to $38.00 per Share. Mr. Jørgensen indicated that Novo believed that its current proposal fully valued the Company at $35.75 per Share but that in an effort to pursue a strategic transaction without delay, he believed Novo could provide more value and could be willing to increase its proposed price to $38.00 per Share. Mr. Jørgensen also advised Dr. Fambrough that Novo would provide a letter confirming its revised proposal and expressed Novo’s interest in pursuing a transaction that could potentially close by the end of the year. Later that day, a representative of Dicerna provided a representative of Novo with an initial draft non-disclosure agreement.

On October 26, 2021, Mr. Jørgensen called Dr. Fambrough to inform him that Novo was prepared to increase its offer but, in exchange for Novo’s commitment to increase the offer price to $38.00 per Share, Novo was requesting four weeks of exclusivity. Dr. Fambrough communicated that he believed that the Dicerna Board was unlikely to accept the four-week exclusivity request at that time, but that he would speak to the Dicerna Board about the request.

On October 26, 2021, at the direction of the Dicerna Board, Dr. Fambrough spoke with an executive of Company A to discuss Company A’s interest in a potential acquisition of the Company, during which the executive of Company A communicated that Company A potentially had interest in exploring such a transaction. The same day, representatives of Centerview spoke with the representatives of Company A, who indicated that Company A expected to respond later that day as to whether it would be interested in exploring a strategic transaction.

On October 27, 2021, the Dicerna Board held a meeting by videoconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Dr. Fambrough updated the Dicerna Board regarding the communications with representatives of Novo including regarding its willingness to indicate an increased proposed value and request for exclusivity, and communications with representatives of Company A regarding its potential interest in a strategic transaction. Representatives of Centerview also provided an update, noting that Company A was evaluating its interest in exploring a potential acquisition of Dicerna. The Dicerna Board discussed matters including Novo’s interest and request for exclusivity, the status of communications with Novo, next steps and concerns around confidentiality of a potential strategic transaction during the due diligence process and the effort to minimize disruption to the organization and reduce the risk of internal and external leaks. Following further discussion, the Dicerna Board determined that Dicerna should not provide Novo with the requested exclusivity but should provide access to due diligence if Novo would proceed without exclusivity. The Dicerna Board authorized Dr. Fambrough to communicate (and Dr. Fambrough communicated later that day) its response to Novo.

On October 27, 2021, a representative of Novo sent to a representative of Dicerna a draft of the non-disclosure agreement which included the reference to a period of exclusive negotiations between Dicerna and Novo. Later on October 27, 2021, Mr. Jørgensen submitted Novo’s revised proposal to Dicerna to acquire all of the outstanding common stock of Dicerna at $38.00 per Share in cash, that did not contain the previously requested four-week exclusivity period (the “October 27 Proposal”).

Later that day, Company A indicated its interest in exploring a potential strategic transaction involving a potential acquisition of Dicerna to representatives of Centerview and separately to Dr. Fambrough. Also later that day, a representative of Skadden provided a representative of Company A’s legal counsel with an initial draft non-disclosure agreement.

On October 27 and 28, 2021, Dicerna entered into separate non-disclosure agreements with each of Novo and Company A, in anticipation of exchanging confidential information to evaluate a potential strategic transaction. The non-disclosure agreement entered into by Dicerna with Novo contained a standstill. The non-disclosure agreement entered into by Dicerna with Company A did not contain a standstill.

On October 28, 2021, a representative of Skadden provided a representative of Davis Polk & Wardell LLP, legal counsel to Novo (“Davis Polk”), with an initial draft of the Merger Agreement prepared by Skadden. During the period from October 28, 2021 through November 17, 2021, Skadden and Davis Polk discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules.

On October 29, 2021, Dicerna granted Novo and its legal and financial advisors access to due diligence materials through a virtual data room. In addition to their review of the virtual data room, Novo and its advisors participated in calls and in-person meetings with Dicerna’s senior management and its representatives as part of Novo’s due diligence investigation. Such due diligence calls and meetings and Novo’s confirmatory due diligence investigation continued through the execution of the Merger Agreement.

On October 29, 2021, Dicerna’s management met via teleconference with Novo and provided a management presentation to Novo. Also on October 29, 2021, Dicerna’s management provided a management presentation to Company A.

On November 5, 2021, a representative of Company A called Dr. Fambrough and provided a verbal indication of potential interest in a strategic transaction to acquire all of the outstanding common stock of Dicerna at $29.00 per Share in cash. In light of the Dicerna Board’s previous instruction that Novo only receive access to due diligence materials if it improved its indicated interest to at least $38.00 per Share, Dr. Fambrough informed the representative of Company A that he believed the Dicerna Board would require Company A to significantly improve the value of its verbal indication of interest to receive access to due diligence materials. On the same day, representatives of Centerview also spoke with representatives of Company A, and, consistent with prior discussions with the Dicerna Board, informed them that Company A would need to express interest at a significantly higher value in order to obtain access to due diligence materials.

On November 5, 2021, the Dicerna Board held a meeting by videoconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Dr. Fambrough and representatives of Centerview provided an update on the status of due diligence and interactions with Novo. Dr Fambrough and representatives of Centerview also provided an update on discussions with Company A and reported Company A’s verbal indication of interest of $29.00 per Share in cash. After discussion, the Dicerna Board confirmed its support for communicating to Company A that it would not be able to progress in due diligence without a significant increase in indicated value. The Dicerna Board considered next steps and whether it would be beneficial to contact additional parties, and after discussing (including considering input from senior management and representatives of the Company’s financial advisors), determined that it was unlikely additional parties would in fact engage or offer terms competitive with the October 27 Proposal, that a leak could be disruptive to Dicerna’s personnel and third party relationships and could adversely impact Novo’s or Company A’s interest in continuing to pursue a strategic transaction, and concluded not to contact additional parties at that time.

On November 5, 2021, representatives of Company A held a call with representatives of Centerview. Representatives of Centerview communicated to Company A of the Dicerna Board’s view that Company A’s verbal indication of interest of $29.00 per Share in cash was insufficient to progress in due diligence and that Company A would need to increase its offer significantly and in a timely fashion in order to move forward in the negotiation of a potential acquisition of Dicerna.

On November 5, 2021, members of Dicerna’s and Novo’s senior management teams planned in-person meetings by Novo to Dicerna’s main offices and laboratory in Lexington, Massachusetts on November 11, 2021. That same day, members of Novo’s senior management expressed interest in targeting signing a Merger Agreement the evening of November 17 and announcing on November 18 in order to be in a position to close the acquisition before the end of the year.

On November 8, 2021, representatives of Company A held a call with Dr. Fambrough and representatives of Centerview. The representatives of Company A made a revised verbal indication of interest to acquire all of the outstanding common stock of Dicerna at $33.00 per Share in cash. Dr. Fambrough informed the representatives of Company A that he believed the Dicerna Board would require Company A to significantly increase its revised verbal indication of interest to receive access to due diligence materials.

On November 8, 2021, the Dicerna Board held a meeting by teleconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Dr. Fambrough updated the Dicerna Board on the planned timing for the strategic transaction with Novo, Novo’s progress with due diligence, and Novo’s planned in-person visit on November 10 and 11. The Dicerna Board discussed the importance of confidentiality during the in-person visit. Dr. Fambrough also updated the Dicerna Board that Company A had improved its verbal indication of interest to a price of $33.00 per Share, and that he had communicated to Company A his belief that the Dicerna Board would require Company A to significantly increase its revised verbal indication of interest in order to proceed with due diligence and negotiation of a potential acquisition of Dicerna. Following discussion, the Dicerna Board concluded that Company A had not moved sufficiently in price, despite Dicerna’s prior feedback that it must significantly improve its proposed price in order to receive access to due diligence materials.

Later that day on November 8, 2021, at the prior instruction of the Dicerna Board, a representative of Centerview contacted a representative of Company A to inform Company A of the Dicerna Board’s view that Company A’s verbal indication of interest at $33.00 per Share was insufficient to progress into due diligence and that Company A was encouraged to submit an improved offer in a timely fashion if Company A wanted to pursue a potential strategic transaction.

Also on November 8, 2021, Davis Polk exchanged a draft of the Merger Agreement with Skadden.

On November 10 and 11, 2021, representatives of Dicerna management, Novo and Centerview met at Dicerna’s offices in Lexington, Massachusetts for a number of in-person meetings.

On November 12, 2021, following discussion of material open issues, including the scope of the conditions to closing (including the definition of a material adverse effect) and termination provisions, the circumstances in which a termination fee would be payable by Dicerna, the parties’ commitment to obtaining regulatory approvals for the transaction and extensions to the outside date of the Merger Agreement, and the treatment of equity awards in the proposed transaction, Skadden exchanged a draft of the Merger Agreement and a draft of the Disclosure Schedules with Davis Polk.

Later on November 12, 2021, the Dicerna Board held a meeting by teleconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Dr. Fambrough and Centerview provided an update on interactions with Novo and Company A. Representatives of Skadden reviewed key terms and issues in negotiation of the Merger Agreement. The Dicerna Board authorized Dr. Fambrough to continue negotiations with Novo and to seek an increase in its offer price to a value greater than $38.00 per Share. The Dicerna Board also instructed representatives of Skadden and senior management as to Dicerna’s position on the material open issues under the draft Merger Agreement.

Following the November 12, 2021 Dicerna Board meeting and continuing through November 17, 2021, representatives of Skadden and Davis Polk negotiated open terms on the Merger Agreement and related transaction documents, including the termination fee, Novo’s level of commitment to secure antitrust approval, and the treatment of equity awards in the proposed strategic transaction with Novo.

On November 13, 2021, Mr. Jørgensen called Dr. Fambrough to discuss the progress of the transaction process. Mr. Jørgensen informed Dr. Fambrough that Novo’s due diligence review was almost complete. The two discussed integration and employee retention following the strategic transaction. As instructed by the Dicerna Board, Dr. Fambrough informed Mr. Jørgensen of the importance of the acceleration of all employee equity awards. Finally, Dr. Fambrough reminded Mr. Jørgensen that, prior to obtaining access to due diligence, he indicated Novo could find value greater than $38.00 per Share. Dr. Fambrough suggested that Novo improve its offer price to $40.00 per Share in cash, and Mr. Jørgensen indicated that Novo would respond to this request on November 15.

On November 15, 2021, Skadden sent Davis Polk an updated draft of the Disclosure Schedules.

On November 16, 2021, Mr. Jørgensen called Dr. Fambrough to discuss Dicerna’s request that Novo increase its offer to greater than $38.00 per Share. Mr. Jørgensen verbally indicated that Novo would increase its offer price to $38.25 per Share but not beyond and would agree to the treatment of equity awards proposed by Dicerna.

Later that day, Davis Polk sent to Skadden an updated Merger Agreement including a proposed price of $38.25 per Share and the treatment of equity awards as agreed by Novo. Davis Polk also sent to Skadden an updated draft of the Disclosure Schedules.

On November 16, 2021, the Dicerna Board held a meeting by teleconference, which included senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Skadden reviewed with the board the increased price of $38.25 per Share included in the recent draft of the Merger Agreement sent to Skadden by Davis Polk. Additionally, representatives of Centerview confirmed that they had heard nothing further from Company A since Centerview’s previous conversation with Company A on November 8 when Centerview informed Company A that Company A would need to significantly increase its verbal indication of interest of $33.00 per Share in cash if Company A wished to pursue a potential acquisition of Dicerna. Following discussion, the Dicerna Board approved pursuing a strategic transaction with Novo on the basis of Novo’s offer price of $38.25. The Dicerna Board considered that neither Centerview nor SVB Leerink had any conflicts of interest that would limit their ability to represent Dicerna as financial advisors in connection with the strategic transaction with Novo. The Dicerna Board approved the entry into engagement letters with Centerview and SVB Leerink to serve as financial advisors to Dicerna in connection with the strategic transaction with Novo. Later that day, Dicerna entered into engagement letters with each of Centerview and SVB Leerink.

On November 17, 2021, Skadden returned to Davis Polk a revised version of the Merger Agreement and a revised draft of the Disclosure Schedules. Over the course of November 17, 2021, Skadden and Davis Polk exchanged final comments on the Merger Agreement and Disclosure Schedules. Later that day, Skadden and Davis Polk finalized the Merger Agreement and Disclosure Schedules for execution by Dicerna and Novo.

On November 17, 2021, the Dicerna Board held a meeting by teleconference, which included members of senior management and representatives of Centerview, SVB Leerink, Skadden, and Goodwin. Representatives of Skadden updated the Dicerna Board on the resolution of terms of the Merger Agreement and reviewed other legal matters, including fiduciary duties. Representatives of Centerview and SVB Leerink reviewed with the Dicerna Board their financial analysis of the consideration of the Offer Price. The Dicerna Board then discussed the structure of the strategic transaction and reasons for pursuing the strategic transaction.

Later that evening, the Dicerna Board held a second meeting by teleconference, which included members of senior management and representatives of Centerview, SVB Leerink, Skadden and Goodwin. Representatives of Skadden updated the board of the final terms of the Merger Agreement. Centerview and SVB Leerink both rendered to the Dicerna Board separate oral opinions, which were subsequently confirmed by the delivery of separate written opinions, dated November 17, 2021, which as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing each such opinion as set forth therein, that the Offer Price proposed to be paid to the holders of Shares (other than as specified in each such opinion) in the Offer pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s and SVB Leerink’s opinions, please see “— Opinions of Dicerna’s Financial Advisors — Centerview — Opinion of Centerview” and “— Opinions of Dicerna’s Financial Advisors — SVB Leerink — Opinion of SVB Leerink.” The opinions delivered by Centerview and SVB Leerink are attached to this Schedule 14D-9 as Annex I and II, respectively. The Dicerna Board then discussed the strategic transaction structure and reasons for pursuing a strategic transaction. Following discussion, the Dicerna Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, Dicerna and its stockholders; (ii) declared that it is advisable for Dicerna to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Dicerna of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Dicerna’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, was thereby authorized to execute and deliver the Merger Agreement in the form presented to the Dicerna Board.

Following the second Dicerna Board meeting on November 17, 2021, before the start of trading on Nasdaq on November 18, 2021, Dicerna, Novo, and Purchaser executed and delivered the Merger Agreement.

Before the opening of trading on Nasdaq on November 18, 2021, Dicerna and Novo each released a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of Dicerna for the Offer Price, and Dicerna filed a current report on Form 8-K.

On November 24, 2021, Purchaser commenced the Offer and Dicerna filed this Schedule 14D-9.

Reasons for the Recommendation

The Dicerna Board, at a meeting held on November 17, 2021, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, Dicerna and its stockholders; (ii) declared that it is advisable for Dicerna to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Dicerna of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Dicerna’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Dicerna Board consulted with the members of Dicerna’s senior management and representatives from Centerview, SVB Leerink, Skadden and Goodwin at various times, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the Dicerna Board believes support its unanimous determination and recommendation:

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Business, Financial Condition and Prospects. The Dicerna Board considered the current and historical financial condition and results of operations, competitive position, assets, business and prospects of Dicerna including certain forecasts for Dicerna prepared by members of its senior management and the execution risks and uncertainties associated with the development, regulatory approvals and commercialization of Dicerna’s product portfolio. The Dicerna Board considered the potential opportunity to create value through continued execution of its business plan, and certain risks and uncertainties associated with Dicerna and its business including potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for Dicerna’s product candidates; the risks related to effectively commercializing Dicerna’s product candidates; the risks inherent in the development and marketing of therapeutic treatments; potential delays in the approval of Dicerna’s planned marketing applications for nedosiran; risks relating to Dicerna’s ability to successfully collaborate with its collaboration partners; and risks related to the manufacture and supply of Dicerna’s product candidates; factors affecting the revenues and profitability of biotechnology generally and other risk factors set forth in Dicerna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and subsequent quarterly reports on Form 10-Q.

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Attractive Value. The Dicerna Board considered the fact that the Offer Price represented an attractive value for the Shares, based on, among other things, the Dicerna Board’s familiarity with Dicerna’s financial condition, results of operations, business, competitive position and prospects, as well as Dicerna’s business plan and long-term potential; and, after its review, the Dicerna Board believed that the consideration of $38.25 per Share in cash represented the best value reasonably available for holders of Shares, while providing an opportunity, in certain circumstances, to consider an unsolicited Superior Offer made after the announcement of the Merger Agreement.

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Implied Premium. The Dicerna Board considered the fact that the Offer Price represented an approximately 80% premium over Dicerna’s closing share price on November 17, 2021, the last trading day before the Dicerna Board’s approval of the Transactions, and an approximately 78% premium over the volume-weighted average price of Dicerna’s Shares during the preceding thirty (30)-day period.

•	Cash Consideration; Certainty of Value. The Dicerna Board considered the fact that the Offer Price payable to Dicerna’s stockholders in the Offer and the Merger will consist entirely of cash, which provides Dicerna stockholders with immediate liquidity and certainty of value. The Dicerna Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Dicerna’s standalone strategy.

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Negotiation Process. The Dicerna Board considered the fact that the terms of the Offer and the Merger were the result of arm’s-length negotiations conducted by Dicerna at the direction of the Dicerna Board and with the assistance of independent financial and legal advisors. The Dicerna Board also considered the enhancements that Dicerna and its advisors were able to obtain as a result of negotiations with Novo, including the increase in Novo’s proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and improvement in the terms of the Merger Agreement from terms originally sought by Novo.

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Potentially Interested Counterparties. The Dicerna Board considered the process conducted by Dicerna, with the assistance of representatives of Centerview and SVB Leerink, to identify whether other potential parties might be interested in pursuing an acquisition of Dicerna on attractive terms, and to contact those parties believed to be most likely to have interest in pursuing such an alternative strategic transaction involving Dicerna; and considered the responses received from such contacted parties, including that Company A’s indication of potential interest reflected a value of $33.00 per Share, even after guidance from Dicerna that Company A would need to improve its offer substantially. The Dicerna Board considered, after discussions with representatives of Centerview, SVB Leerink and Dicerna’s management, that a broader outreach to additional strategic counterparties could jeopardize a potential transaction with Novo at $38.25 per Share or above and cause significant disruption to Dicerna.

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Strategic Alternatives. The Dicerna Board also carefully evaluated, with the assistance of legal and financial advisors and members of Dicerna’s management, the risks and potential benefits associated with other strategic alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Dicerna Board considered continuing to execute the Company’s strategy on a standalone basis or pursuing broader collaborations, and determined that the Offer and the Merger were a more attractive alternative.

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Fairness Opinions of Financial Advisors. The Dicerna Board considered the oral opinion of Centerview, rendered to the Dicerna Board on November 17, 2021, which was subsequently confirmed by delivery of a written opinion to the Dicerna Board dated November 17, 2021 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the consideration of $38.25 per Share to be paid to holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “— Opinion of Centerview” The Dicerna Board also considered the oral opinion of SVB Leerink, rendered to the Dicerna Board on November 17, 2021, which was subsequently confirmed by delivery of a written opinion to the Dicerna Board dated November 17, 2021 that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the consideration of $38.25 per Share proposed to be paid to holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “— Opinion of SVB Leerink.”

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Speed and Likelihood of Consummation. The Dicerna Board considered that the structure of the transaction should enable Dicerna’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The Dicerna Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act, as further described in “Item 8. Additional Information — Regulatory Approvals”; and

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the business reputation, capabilities and financial condition of Novo, and the Dicerna Board’s perception that Novo is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner.

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Other Terms of the Merger Agreement. The Dicerna Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “Summary of the Merger Agreement and Certain Other Agreements.” Certain provisions of the Merger Agreement that the Dicerna Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the Offer Acceptance Time and if prior to taking such actions, the Dicerna Board determines in good faith, after consultation with financial advisors and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), then Dicerna and its representatives may furnish information with respect to Dicerna and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Superior Offer (as more fully described in the Offer to Purchase under the section “Summary of the Merger Agreement and Certain Other Agreements”).

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Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. Prior to the Offer Acceptance Time, the Dicerna Board may make a Company Adverse Change Recommendation (as defined in the Merger Agreement) or terminate the agreement to enter into a Specified Agreement (as defined in the Merger Agreement) if the Dicerna Board determines in good faith that an unsolicited acquisition proposal constitutes a Superior Offer (as defined in the Merger Agreement) and the Dicerna Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such action is required by the Dicerna Board’s fiduciary duties under applicable legal requirements and Dicerna has given Novo written notice of the Dicerna Board’s intention to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement at least four business days prior to taking such action and if desired by Novo, Dicerna has negotiated in good faith with Novo with respect to any revisions to the terms of the Merger Agreement or another proposals by Novo so that the acquisition proposal would cease to constitute a Superior Offer. Dicerna’s ability to terminate the Merger Agreement is subject to Dicerna’s payment to Novo a termination fee of $100 million (as more fully described in the Offer to Purchase under the section “Summary of the Merger Agreement and Certain Other Agreements”).

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Change of Recommendation in Response to an Intervening Event. Prior to the Effective Time, the Dicerna Board may effect a Company Adverse Change Recommendation with respect to an Intervening Event (as defined in the Merger Agreement), provided that the Dicerna Board determines in good faith after consultation with Dicerna’s outside legal counsel and financial advisors, that such action is required by the Dicerna Board’s fiduciary duties to Dicerna stockholders under applicable legal requirements and Dicerna has given Novo written notice describing the intervening event at least four business days prior to the making of any Company Adverse Change Recommendation and if desired by Novo, Dicerna has negotiated in good faith with Novo with respect to any revisions to the terms of the Merger Agreement or another proposal by Novo that would eliminate the requirement to make a Company Adverse Change Recommendation. Novo is entitled to terminate the Merger Agreement in the event that the Dicerna Board changes its recommendation for any reason, in which event Dicerna will have an obligation to pay to Novo a termination fee of $100 million (as more fully described in the Offer to Purchase under the section “Summary of the Merger Agreement and Certain Other Agreements”).

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Minimum Condition. Completion of the Offer is conditioned on one share more than 50% of the total number of Dicerna Shares outstanding having been validly tendered (and not validly withdrawn), which cannot be waived by Purchaser without the prior written consent of Dicerna.

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date for (i) any period required by any applicable law, any interpretation or position of the SEC, its staff or Nasdaq (ii) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act expires or terminates, and (iii) an additional period of up to ten business days per extension, on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer is not satisfied or waived to permit such condition to be satisfied; provided that Purchaser is not obligated to extend the offer (A) beyond May 17, 2022, which is six months after the date of the Merger Agreement (as may be extended until September 17, 2022, which is four months after the initial six months end date in accordance with the Merger Agreement), or (B) if the Merger Agreement has been terminated per its terms.

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End Date. May 17, 2022, the date under the Merger Agreement on which either Novo or Dicerna, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger may be extended until September 17, 2022, if certain antitrust consents and approvals have not been obtained.

•	Efforts Obligation of Novo. The Merger Agreement requires Novo to use its reasonable best efforts to consummate the Offer and the Merger.

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Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect Dicerna’s interest in ensuring the certainty of the consummation of the Offer and the Merger. In particular, any event generally affecting the industries in which Dicerna and its subsidiaries operate, or the economy generally, or other general business, financial or market conditions to the extent such event does not disproportionately affect Dicerna relative to other participants in the industries in which Dicerna and its subsidiaries operate, is excluded from the determination of whether a “Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

•	Employee Alignment with Transaction. The Merger Agreement provides that all employee equity awards would be accelerated upon the Closing and Novo expressed a strong interest in Dicerna’s culture of innovation and a desire to continue to foster that culture after the Closing. The Dicerna Board viewed this positively given its perspective of the value in the transaction of maintaining positive employee morale in order to avoid employee attrition or disruption in the period pending closing and its perspective that employees likely would expect this treatment in any sale of the Company.

The Dicerna Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

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No Ongoing Equity Interest in Dicerna. The Offer and the Merger would preclude Dicerna’s stockholders from having the opportunity to directly participate in the future performance of Dicerna’s assets and any potential future appreciation of the value of the Shares. However, Novo is a public company and Dicerna’s stockholders would have the choice to invest in Novo separately.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting Dicerna from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Dicerna Board also considered the fact that the right afforded to Novo under the Merger Agreement to match an alternative acquisition proposal that the Dicerna Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Dicerna.

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The Termination Fee. Dicerna may be required to pay an $100 million termination fee if the Merger Agreement is terminated under certain circumstances including by Dicerna to accept a Superior Offer (as defined in the Merger Agreement). The Dicerna Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

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Effect of Announcement. The potential effect of the public announcement of the transaction on Dicerna’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

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Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Dicerna’s business prior to the consummation of the Merger, requiring Dicerna to conduct its business in the ordinary course and refrain from taking certain specified actions. The Dicerna Board considered that such restrictions may delay or prevent Dicerna from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks That the Minimum Condition Might Not Be Satisfied. The possibility that Dicerna’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.

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Risks That the Merger Might Not Be Completed. Although Dicerna expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Dicerna Board considered the risks and costs to Dicerna if the Offer is not completed or the Merger is not consummated, including the diversion of Dicerna’s management and employees’ attention; potential employee attrition; the potential effect on vendors, partners, licensees and others that do business with Dicerna, including Novo; and the potential effect on the trading price of the Shares.

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Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Dicerna’s management will be required, potentially resulting in disruptions to the operation of Dicerna’s business.

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Potential Conflicts of Interest. The Dicerna Board considered the potential conflicts of interest created by the fact that Dicerna’s executive officers and directors have financial interests in the Offer and the

Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements Between Dicerna and its Executive Officers, Directors and Affiliates.”

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Regulatory Approval and Risks of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger.

•	Tax Treatment. The gains realized by Dicerna’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Dicerna Board is not intended to be exhaustive, but includes the material reasons considered by the Dicerna Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Dicerna Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Dicerna Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Dicerna Board may have been influenced to a greater or lesser degree by different factors. The Dicerna Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were substantially outweighed by the potential benefits of the Offer and the Merger.

Intent to Tender

To Dicerna’s knowledge, after making reasonable inquiry, all of Dicerna’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

While Dicerna has from time to time provided limited full year financial guidance to investors, which may have covered, among other items, liquidity and anticipated revenue, Dicerna’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Novo and other strategic alternatives, Dicerna’ senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2022 through 2045 (the “Management Projections”), including with respect to nedosiran, belcesiran, and Dicerna’s GalXC and GalXCPlus platforms which were provided to the Dicerna Board in connection with its consideration of the Offer and the Merger and to Centerview and SVB Leerink, Dicerna’s financial advisors, and were relied upon by Centerview and SVB Leerink in connection with the rendering of their respective opinions to the Dicerna Board and in performing the related financial analyses as described below under “— Opinions of Dicerna’s Financial Advisors — Centerview — Opinion of Centerview” and “— Opinions of Dicerna’s Financial Advisors — SVB Leerink — Opinion of SVB Leerink” and were the only financial projections with respect to Dicerna used by Centerview and SVB Leerink in performing such financial analyses. The Management Projections were not provided to Novo or its affiliates.

Dicerna is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Dicerna Board for purposes of considering and evaluating Novo’s proposal, and to Dicerna’s financial advisors in connection with their financial analysis and rendering of their respective opinions. Dicerna makes and has made no representation to Novo or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Dicerna’s management at the time the Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond Dicerna’s control. The Management Projections reflect numerous estimates and assumptions made by Dicerna’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to Dicerna’s product candidates (whether existing product candidates or future product candidates that may be developed using Dicerna’s GalXC and GalXCPlus platforms), all of which were difficult to predict and many of which were beyond Dicerna’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for Dicerna’s product candidates. There can be no assurance of the market for, approval of or the timing of such approval of, Dicerna’s product candidates, and it is possible that other therapeutic scenarios will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introductions of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, success of Dicerna’s current and any potential collaboration partners with whom Dicerna may develop or commercialize product candidates, success of Dicerna’s GalXC and GalXCPlus platforms, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in Dicerna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by Dicerna’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Dicerna or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Dicerna nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither Dicerna nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Dicerna does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither Dicerna nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Dicerna compared to the information contained in the Management Projections, but not limited to, assumptions relating to the probability of achieving U.S. and Ex-U.S. sales for Dicerna’s product candidates and platforms, the success of Dicerna’s preclinical and clinical pipeline, the success of Dicerna’s GalXC and GalXCPlus platforms, market size, market share, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Dicerna’s long-range operating plan. The Management Projections were prepared based on Dicerna’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Dicerna may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the Dicerna Board and to Centerview and SVB Leerink to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

DICERNA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

These financial projections were prepared in October 2021 by Dicerna management based on their assumptions about Dicerna’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of Dicerna’s product candidates, including risk and probability adjustments reflecting Dicerna management’s good faith assessment as to the probability of success for Dicerna’s product candidates and pipeline programs and the success of Dicerna’s GalXC and GalXCPlus platforms. These financial projections include assumptions regarding Dicerna’s existing and potential future collaborations with third parties, including Novo, and royalties and milestone payments received in connection with the collaborations. The projections were based on certain internal assumptions about the probability of success associated with technical and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Dicerna’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections.

Management Projections (Risk Adjusted)

(Amounts in Millions)

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Total Net Revenue to Dicerna	$148	$258	$193	$225	$285	$303	$330	$402	$644	$945	$903	$1,036
Proprietary Programs Net Revenue to Dicerna	$50	$87	$28	$71	$119	$158	$106	$145	$252	$356	$421	$474
Partnered Programs Net Revenue to Dicerna	$78	$151	$144	$94	$106	$85	$164	$196	$311	$469	$300	$315
Platform Net Revenue to Dicerna	$20	$20	$20	$60	$60	$60	$60	$60	$80	$121	$181	$247
Gross Profit	$148	$258	$193	$225	$286	$303	$328	$398	$627	$916	$861	$985
R&D	($219)	($220)	($251)	($248)	($260)	($222)	($193)	($134)	($92)	($79)	($71)	($68)
S&M	—	—	($4)	($10)	($19)	($39)	($42)	($50)	($52)	($52)	($59)	($65)
G&A	($80)	($76)	($75)	($78)	($82)	($77)	($67)	($58)	($47)	($44)	($42)	($41)
EBIT	($151)	($39)	($137)	($111)	($75)	($35)	$27	$155	$435	$741	$688	$811

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Net Revenue to Dicerna	$1,114	$1,183	$1,240	$1,232	$1,246	$1,270	$1,109	$1,033	$906	$784	$703	$656
Proprietary Programs Net Revenue to Dicerna	$528	$542	$543	$499	$489	$487	$302	$275	$177	$97	$73	$63
Partnered Programs Net Revenue to Dicerna	$267	$245	$238	$227	$218	$210	$202	$119	$100	$95	$93	$91
Platform Net Revenue to Dicerna	$319	$396	$459	$506	$539	$572	$605	$639	$629	$592	$537	$502
Gross Profit	$1,052	$1,114	$1,167	$1,158	$1,172	$1,195	$1,057	$980	$866	$755	$684	$642
R&D	($67)	($66)	($65)	($63)	($62)	($62)	($62)	($60)	($52)	($44)	($39)	($36)
S&M	($68)	($73)	($77)	($79)	($74)	($73)	($64)	($62)	($54)	($44)	($27)	($17)
G&A	($40)	($40)	($39)	($39)	($38)	($38)	($38)	($37)	($35)	($31)	($24)	($20)
EBIT	$877	$934	$985	$977	$997	$1,021	$893	$821	$726	$636	$594	$569

At the direction of Dicerna management, based on the Management Projections and other projected financial information, Centerview and SVB Leerink calculated the unlevered free cash flows for the years 2022 through 2045. The following table sets forth a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital, in each case based on the Management Projections or other projected financial information provided by Dicerna management. The Management Projections assume estimated net cash of $591 million as of December 31, 2021, a federal net operating loss carryforward of $50 million as of December 31, 2021 and taxes based on a 25% tax rate. The values in the table below do not take into account the effect of net operating loss usage.

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
EBIT	($151)	($39)	($137)	($111)	($75)	($35)	$27	$155	$435	$741	$688	$811
Unlevered Tax Expense[1]	—	—	—	—	—	—	(7)	(39)	(109)	(185)	(172)	(203)
Plus: D&A	10	11	13	13	13	13	13	13	12	12	12	12
Less: Capital Expenditures	(14)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Less: Change in NWC	(1)	(6)	14	3	(1)	(1)	(2)	(3)	(11)	(13)	(11)	(10)
Unlevered Free Cash Flow	($156)	($43)	($119)	($104)	($72)	($33)	$21	$116	$318	$545	$508	$600

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	$877	$934	$985	$977	$997	$1,021	$893	$821	$726	$636	$594	$569
Unlevered Tax Expense[1]	(219)	(234)	(246)	(244)	(249)	(255)	(223)	(205)	(181)	(159)	(148)	(142)
Plus: D&A	12	12	11	11	11	11	11	10	10	10	10	10
Less: Capital Expenditures	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Less: Change in NWC	(10)	(7)	(4)	(2)	(0)	(0)	16	2	12	14	10	6
Unlevered Free Cash Flow	$650	$696	$737	$733	$749	$767	$687	$619	$557	$491	$456	$433

(1)	Assumes tax rate of 25% and excludes the impact of net operating losses.

Opinions of Dicerna’s Financial Advisors

Centerview

Opinion of Centerview

Dicerna retained Centerview as financial advisor to the Dicerna Board in connection with the Transactions. In connection with this engagement, the Dicerna Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Dissenting Shares (as defined in the Merger Agreement) and (ii) Shares held, immediately prior to the Effective Time (as defined in the Merger Agreement) by Dicerna (or held in Dicerna’s treasury) or by Novo, Purchaser or any direct or indirect wholly owned subsidiary of Novo) (the shares referred to in clauses (i) and (ii), together with any Shares held by any subsidiary of Dicerna or Novo, “Excluded Shares” for the purposes of this summary of Centerview’s opinion)), of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On November 17, 2021, Centerview rendered to the Dicerna Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 17, 2021 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated November 17, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Dicerna Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Dicerna as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated November 17, 2021, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Dicerna for the years ended December 31, 2020, December 31, 2019 and December 31, 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Dicerna;

•	certain publicly available research analyst reports for Dicerna;

•	certain other communications from Dicerna to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Dicerna, including certain financial forecasts, analyses and projections relating to

Dicerna prepared by management of Dicerna and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Dicerna regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Dicerna and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Dicerna’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Dicerna’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Dicerna as to the matters covered thereby and Centerview relied, at Dicerna’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Dicerna’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Dicerna, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Dicerna. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Dicerna’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Dicerna, or the ability of Dicerna to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Dicerna’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Dicerna or in which Dicerna might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Dicerna or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Dicerna or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Dicerna as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Dicerna Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Dicerna Board in connection with Centerview’s opinion, dated November 17, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of Dicerna, Novo, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Dicerna do not purport to be appraisals or reflect the prices at which Dicerna may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 17, 2021 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Dicerna based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2021 using discount rates ranging from 10.0% to 12.0% (reflecting Centerview’s analysis of Dicerna’s weighted average cost of capital), determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its experience and professional judgment, and using a mid year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flow of

Dicerna over the period beginning on January 1, 2022 and ending on December 31, 2045, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of Dicerna, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 35% year over year (with the exception of cash flows associated with the GalXC/GalXCPlus platform and overhead R&D/SG&A expenses, for which a 4% perpetuity growth rate and a 1% perpetuity growth rate, respectively, was assumed), as directed by Dicerna’s management, (iii) tax savings from usage of Dicerna’s estimated federal net operating losses of $50 million as of December 31, 2021 and future losses and (b) adding to the foregoing results Dicerna’s estimated net cash of $591 million as of December 31, 2021. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of November 12, 2021, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $27.75 to $36.70, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $38.25 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Dicerna Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended November 17, 2021, which reflected low and high stock prices for Dicerna during such period of $19.26 to $39.99 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of November 17, 2021, which indicated low and high stock price targets for Dicerna ranging from $23.00 to $35.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving public biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Dicerna and the Transactions. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a range of 60% to 100% to Dicerna’s closing stock price on November 17, 2021 (the last trading day before the public announcement of the Transactions) of $21.28, which resulted in an implied price range of approximately $34.05 to $42.55 per Share, rounded to the nearest $0.05. The premiums paid in the selected transactions are summarized below:

Date Announced	Target	Acquiror	1-Day Premium(1)
Sep-21	Kadmon Holdings, Inc.	Sanofi S.A.	79%
Aug-21	Trillium Therapeutics, Inc.	Pfizer Inc.	204%
Aug-21	Translate Bio, Inc.	Sanofi S.A.	30%
Jun-21	Constellation Pharmaceuticals, Inc.	MorphoSys AG	68%
Mar-21	Five Prime Therapeutics, Inc.	Amgen Inc.	79%
Feb-21	Pandion Therapeutics, Inc.	Merck & Co., Inc.	134%
Feb-21	Viela Bio, Inc.	Horizon Therapeutics PLC	53%
Aug-20	Aimmune Therapeutics, Inc.	Nestle S.A.	174%
Aug-20	Akcea Therapeutics, Inc.	Ionis Pharmaceuticals, Inc.	59%

Date Announced	Target	Acquiror	1-Day Premium(1)
Aug-20	Principia Biopharma Inc.	Sanofi S.A.	35%
May-20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	132%
Mar-20	Forty Seven, Inc.	Gilead Sciences, Inc.	96%
Jan-20	Dermira, Inc.	Eli Lilly and Company	86	%(2)
Dec-19	ArQule, Inc.	Merck & Co., Inc.	107%
Dec-19	Synthorx, Inc.	Sanofi S.A.	172%
Dec-19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	110%
Oct-19	Ra Pharmaceuticals, Inc.	UCB S.A.	111%
Sep-19	Alder BioPharmaceuticals, Inc.	H. Lundbeck A/S	79%
Feb-19	Clementia Pharmaceuticals, Inc.	Ipsen, S.A.	67%
Feb-19	Spark Therapeutics, Inc.	Roche Holding Ltd.	122%
Dec-18	TESARO, Inc.	GlaxoSmithKline plc.	182%
Oct-18	Endocyte, Inc.	Novartis AG	54%
May-18	ARMO BioSciences, Inc.	Eli Lilly and Company	68%
Jan-18	Ablynx NV	Sanofi S.A.	112%
Dec-17	Ignyta, Inc.	Roche Holding Ltd.	74%
Oct-17	Advanced Accelerator Applications S.A.	Novartis AG	37%
Jul-17	NeuroDerm Ltd.	Mitsubishi Tanabe Parma Corporation	79%
Median			79%

(1)	Premium is based on unaffected date. Excludes contingent payments
(2)	Premium to 60-trading-day VWAP due to run-up in share price prior to announcement

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Dicerna Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Dicerna Board or management of Dicerna with respect to the Offer Price or as to whether the Dicerna Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Dicerna and Novo and was approved by the Dicerna Board. Centerview provided advice to Dicerna during these negotiations. Centerview did not, however recommend any specific amount of consideration to Dicerna or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to Dicerna, and Centerview did not received any compensation from Dicerna during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Novo or Purchaser, and Centerview did not receive any compensation from Novo during such period. Centerview may provide financial advisory and other services to or with respect to Dicerna or Novo or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Dicerna, Novo, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Dicerna Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in providing M&A advisory services to the biopharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Dicerna Board, Dicerna has agreed to pay Centerview an aggregate fee of approximately $50 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $48 million of which is payable contingent upon consummation of the Transactions. In addition, Dicerna has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

SVB Leerink

Opinion of SVB Leerink

Dicerna retained SVB Leerink as one of its financial advisors in connection with the Transactions. In connection with this engagement, the Dicerna Board requested that SVB Leerink evaluate the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares and Dissenting Shares (each as defined for purposes of this summary of SVB Leerink’s opinion below)) of Shares of the consideration of $38.25 per Share proposed to be paid to such holders in the Offer and the Merger pursuant to the terms of the Merger Agreement (which is referred to in this summary of SVB Leerink’s opinion as the “Consideration”). For purposes of this summary of SVB Leerink’s opinion (a) “Excluded Shares” means (1) any Shares held immediately prior to the Effective Time by Dicerna (or held in Dicerna’s treasury); or (2) any Shares held immediately prior to the Effective Time by Novo, Purchaser or any other direct or indirect wholly owned subsidiary of Novo or Dicerna; and (b) “Dissenting Shares” means any Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL

On November 17, 2021, SVB Leerink rendered to the Dicerna Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated the same date that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of SVB Leerink’s written opinion, dated November 17, 2021, which describes the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, is attached as Annex II and is incorporated herein by reference. The summary of the written opinion of SVB Leerink set forth below is qualified in its entirety by the full text of SVB Leerink’s written opinion attached hereto as Annex II. SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of the Dicerna Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Dicerna Board’s consideration of the Transactions and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than

Excluded Shares and Dissenting Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement. SVB Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Dicerna as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of SVB Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, SVB Leerink reviewed, among other things:

•	a draft of the Merger Agreement, dated November 17, 2021;

•	Dicerna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed by Dicerna with the SEC;

•	Dicerna’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021, and September 30, 2021, as filed by Dicerna with the SEC;

•	certain Current Reports on Form 8-K, as filed by Dicerna with, or furnished by Dicerna to, the SEC;

•	certain publicly available research analyst reports for Dicerna;

•	certain other communications from Dicerna to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Dicerna, including certain financial forecasts, analyses and projections relating to Dicerna prepared by management of Dicerna and furnished to SVB Leerink by Dicerna for purposes of SVB Leerink’s analysis, as described further in the section entitled “— Certain Financial Projections” which are referred to in this summary of SVB Leerink’s opinion as the “Forecast,” and which are collectively referred to in this summary of SVB Leerink’s opinion as the “Internal Data.”

SVB Leerink also conducted discussions with members of the senior management and representatives of Dicerna regarding their assessment of the Internal Data. In addition, SVB Leerink reviewed publicly available financial and stock market data for Dicerna and conducted such other financial studies and analyses and took into account such other information as SVB Leerink deemed appropriate.

SVB Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by SVB Leerink for purposes of its opinion and, with Dicerna’s consent, SVB Leerink relied upon such information as being complete and accurate. In that regard, SVB Leerink assumed, at Dicerna’s direction, that the Internal Data (including, without limitation, the Forecast) was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Dicerna as to the matters covered thereby and SVB Leerink relied, at Dicerna’s direction, on the Internal Data for purposes of SVB Leerink’s analysis and opinion. SVB Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Dicerna’s direction, SVB Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Dicerna, nor was SVB Leerink furnished with any such evaluation or appraisal, and SVB Leerink was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Dicerna. SVB Leerink assumed, at Dicerna’s direction, that the final executed Merger Agreement would not differ in any respect material to SVB Leerink’s analysis or opinion from the last draft of the Merger Agreement reviewed by

SVB Leerink. SVB Leerink also assumed, at Dicerna’s direction, that the Transactions would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Leerink’s analysis or SVB Leerink’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to SVB Leerink’s analysis or SVB Leerink’s opinion. SVB Leerink did not evaluate and did not express any opinion as to the solvency or fair value of Dicerna, or the ability of Dicerna to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. SVB Leerink is not a legal, regulatory, tax or accounting advisor, and SVB Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

SVB Leerink’s opinion expressed no view as to, and did not address, Dicerna’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Dicerna or in which Dicerna might engage. SVB Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of SVB Leerink’s written opinion, to the holders of the Shares (other than Excluded Shares and Dissenting Shares) of the Consideration to be paid to such holders pursuant to the terms of the Merger Agreement. SVB Leerink was not asked to, and SVB Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Dicerna or any other party. In addition, SVB Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Dicerna, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than the Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement or otherwise. SVB Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Leerink as of, the date of its written opinion, and SVB Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of SVB Leerink’s written opinion. SVB Leerink’s opinion does not constitute a recommendation to any stockholder of Dicerna as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter. SVB Leerink’s financial advisory services and its opinion were provided for the information and assistance of the Dicerna Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of SVB Leerink’s opinion was approved by the SVB Leerink Fairness Opinion Review Committee.

Summary of Financial Analyses by SVB Leerink LLC

The summary below of the financial analyses of SVB Leerink is not a complete description of the opinion of SVB Leerink or the underlying analyses, or of the factors considered in connection with, the opinion of SVB Leerink. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. SVB Leerink arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, SVB Leerink believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SVB Leerink’s opinion.

In its analyses, SVB Leerink considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Dicerna. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of SVB Leerink and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of SVB Leerink are inherently subject to substantial uncertainty.

SVB Leerink not was requested to, and did not, recommend or determine the specific consideration payable in the Transactions. The type and amount of consideration payable in the Transactions was determined through negotiations between Dicerna and Novo and Dicerna’s decision to enter into the Merger Agreement was solely that of the Dicerna Board. The opinion of SVB Leerink was only one of many factors considered by the Dicerna Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Dicerna Board or the management of Dicerna with respect to the Transactions, the per Share consideration or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Dicerna Board and performed by SVB Leerink in connection with its opinion, which was delivered verbally to the Dicerna Board on November 17, 2021 and confirmed in its written opinion, dated November 17, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, SVB Leerink. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, SVB Leerink was directed to rely upon the Forecast.

Discounted Cash Flow Analysis of SVB Leerink. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Leerink performed a discounted cash flow analysis of Dicerna based on estimates of risk-adjusted, after tax unlevered free cash flows expected to be generated by Dicerna over the period beginning on January 1, 2022 and ending on December 31, 2045, which were provided by Dicerna as described in the section entitled “— Certain Financial Projections.” SVB Leerink calculated terminal values for Dicerna using a perpetuity growth rate of negative 35%, with the exception of platform and overhead research and development and general and administrative cash flows, for which SVB Leerink assumed perpetuity growth rates of 4% and 1%, respectively, which were estimated in consultation with Dicerna’s management. SVB Leerink adjusted for tax savings from usage of Dicerna’s estimated federal net operating losses of $50M as of December 31, 2021 and future losses, as directed by Dicerna management. These amounts were then discounted to present value as of December 31, 2021 using discount rates of 9.0% to 11.0% derived from a weighted average cost of capital calculation for Dicerna, which SVB Leerink performed utilizing the capital asset pricing model with inputs that SVB Leerink determined were relevant based on publicly available data and SVB Leerink’s professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by SVB Leerink to be comparable to Dicerna, and the equity market risk premium and yields for U.S.

treasury notes (which inputs SVB Leerink determined based on publicly available data and SVB Leerink’s professional judgment), and using the mid year convention. This analysis resulted in a range of implied estimated values of approximately $31.75 to $43.50 per Share rounded to the nearest $0.25, taking into account an assumed cash position provided by Dicerna of approximately $591 million and no debt as of December 31, 2021, and based on the fully diluted shares outstanding of Dicerna of 86.7 million (using the treasury method) as of November 12, 2021, as provided by Dicerna.

Summary of Additional Factors Observed by SVB Leerink

SVB Leerink observed certain additional factors that were not considered part of SVB Leerink’s financial analysis with respect to its opinion but were noted for reference purposes, including the following:

•

premiums paid in 27 selected therapeutics-focused biopharma transactions involving all cash consideration announced since 2017 with transaction values between $1.0 billion and $5.0 billion involving U.S. publicly traded companies, which ranged from 30% to 204% (with a median of 79% and a mean of 96%) above the unaffected share price of the applicable target company on the last trading day prior to announcement of the transaction or prior to media reports of a potential transaction. SVB Leerink applied a range of one-day unaffected premiums of 68% to 117%, representing the 25th and 75th percentiles of the one-day unaffected premium sample, respectively, to the closing price of the Shares on November 17, 2021 to derive a range of implied equity values of approximately $35.75 to $46.25 per Share rounded to nearest $0.25.

•	The premiums paid in the selected transactions are summarized below:

Date Announced	Target	Acquiror	1-Day Premium(1)
Sep 2021	Kadmon Holdings, Inc.	Sanofi S.A.	79%
Aug 2021	Trillium Therapeutics, Inc.	Pfizer Inc.	204%
Aug 2021	Translate Bio, Inc.	Sanofi S.A.	30%
Jun 2021	Constellation Pharmaceuticals, Inc.	MorphoSys AG	68%
Mar 2021	Five Prime Therapeutics, Inc.	Amgen Inc.	79%
Feb 2021	Pandion Therapeutics, Inc.	Merck & Co., Inc.	134%
Feb 2021	Viela Bio, Inc.	Horizon Therapeutics PLC	53%
Aug 2020	Aimmune Therapeutics, Inc.	Nestle S.A.	174%
Aug 2020	Akcea Therapeutics, Inc.	Ionis Pharmaceuticals, Inc.	59%
Aug 2020	Principia Biopharma Inc.	Sanofi S.A.	35%
May 2020	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	132%
Mar 2020	Forty Seven, Inc.	Gilead Sciences, Inc.	96%
Jan 2020	Dermira, Inc.	Eli Lilly and Company	86	%(2)
Dec 2019	ArQule, Inc.	Merck & Co., Inc.	107%
Dec 2019	Synthorx, Inc.	Sanofi S.A.	172%
Dec 2019	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	110%
Oct 2019	Ra Pharmaceuticals, Inc.	UCB S.A.	111%
Sep 2019	Alder BioPharmaceuticals, Inc.	H. Lundbeck A/S	79%
Feb 2019	Clementia Pharmaceuticals, Inc.	Ipsen, S.A.	67%
Feb 2019	Spark Therapeutics, Inc.	Roche Holding Ltd.	122%
Dec 2018	TESARO, Inc.	GlaxoSmithKline plc.	182%
Oct 2018	Endocyte, Inc.	Novartis AG	54%
May 2018	ARMO BioSciences, Inc.	Eli Lilly and Company	68%
Jan 2018	Ablynx NV	Sanofi S.A.	112%
Dec 2017	Ignyta, Inc.	Roche Holding Ltd.	74%
Oct 2017	Advanced Accelerator Applications S.A.	Novartis AG	37%
Jul 2017	NeuroDerm Ltd.	Mitsubishi Tanabe Parma Corporation	79%

Date Announced	Target	Acquiror	1-Day Premium(1)
75th Percentile			117%
25th Percentile			68%

(1)	Premium is based on unaffected date. Excludes contingent payments
(2)	Premium to 60-trading-day VWAP due to run-up in share price prior to announcement

•

one year forward stock price targets for the Shares as reflected in eight publicly available Wall Street research analysts’ reports published within the 120 days prior to November 17, 2021, which indicated a target stock price range of approximately $23 to $35 per Share rounded to the nearest $0.25.

•	historical trading prices of the Shares during the 52-week period ended November 17, 2021, which reflected low to high closing prices for the Shares during such period of $19.26 to $39.99 per Share.

Miscellaneous

SVB Leerink

SVB Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, SVB Leerink and its affiliates have provided certain commercial and investment banking services to Dicerna. During this period, SVB Leerink’s affiliates received de minimis compensation for commercial banking services to Dicerna. During this period, SVB Leerink has not received compensation from Dicerna for investment banking services, other than in connection with the Transactions as described below. In the past two years, SVB Leerink and its affiliates have not provided commercial or investment banking services to Novo or received compensation for the rendering of such services. In the ordinary course of business, SVB Leerink and its affiliates may, in the future, provide commercial and investment banking services to Dicerna, Novo or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of SVB Leerink’s trading and brokerage activities, SVB Leerink or its affiliates have in the past and may in the future hold positions, for SVB Leerink’s own account or the accounts of SVB Leerink’s customers, in equity, debt or other securities of Dicerna, Novo or their respective affiliates. Consistent with applicable legal and regulatory requirements, SVB Leerink has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Dicerna, Novo and the Transactions and other participants in the Transactions that differ from the views of SVB Leerink’s investment banking personnel.

The Dicerna Board selected SVB Leerink as a financial advisor in connection with the Transactions based on SVB Leerink’s longstanding relationship and familiarity with Dicerna and its business, as well as its experience and expertise in the pharmaceutical industry. SVB Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with SVB Leerink’s services as a financial advisor to Dicerna, Dicerna has agreed to pay SVB Leerink an aggregate fee estimated as of the announcement of the Transactions to be approximately $10.0 million, $2.0 million of which became payable upon the rendering of SVB Leerink’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, Dicerna has agreed to reimburse certain of SVB Leerink’s expenses arising, and to indemnify SVB Leerink against certain liabilities that may arise, out of SVB Leerink’s engagement.

For information regarding the terms of SVB Leerink’s engagement as Dicerna’s financial advisor, see the discussion below under the caption entitled “Item 5 — Persons/Assets Retained, Employed, Compensated or Used.”

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Dicerna has retained Centerview and SVB Leerink to act as its financial advisors in connection with the Offer and the Merger.

Dicerna has agreed to pay Centerview an aggregate fee, currently estimated to be 1.5% of the aggregate consideration, for its services as financial advisor to Dicerna in connection with the Offer and the Merger. Dicerna has agreed to pay Centerview an opinion fee of $2 million (the “Centerview Opinion Fee”), which was payable upon the rendering of Centerview’s opinion and a transaction fee of 1.5% of the aggregate consideration, less the Centerview Opinion Fee, which is payable contingent upon the consummation of the Transactions.

Dicerna has agreed to pay SVB Leerink an aggregate fee, currently estimated to be approximately $10 million, for its services as financial advisor to Dicerna in connection with the Offer and the Merger. Dicerna has agreed to pay SVB Leerink an opinion fee of $1 million (the “SVB Leerink Opinion Fee”), which was payable upon the rendering of SVB Leerink’s opinion and a transaction fee of approximately $10 million, less the SVB Leerink Opinion Fee, which is payable contingent upon the consummation of the Transactions.

In addition, subject to certain limitations, Centerview and SVB Leerink will be reimbursed for reasonable out-of-pocket expenses, including fees of outside legal counsel, incurred in connection with their engagements. In addition, Dicerna has agreed to indemnify Centerview and SVB Leerink, any controlling person of Centerview and SVB Leerink and their directors, officers, employees and controlling persons against specified liabilities.

Additional information pertaining to the retention of Centerview and SVB Leerink by Dicerna under the heading “Item 4. The Solicitation or Recommendation — Opinions of Dicerna’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither Dicerna nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Dicerna’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Dicerna, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (i) the scheduled vesting of Company RSUs and issuances by Dicerna with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by Dicerna or, to the knowledge of Dicerna after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty days prior to the date of this Schedule 14D-9.

Recent Transactions by Dicerna and Directors, Executive Officers, Affiliates and Subsidiaries of Dicerna

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Bob D. Brown	November 18, 2021	Acquisition of Shares as a result of exercise of Company Options pursuant to an existing Rule 10b5-1 trading plan.	24,936	$3.42
Bob D. Brown	November 18, 2021	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	24,936	$37.94

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Dicerna is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Dicerna’s securities by Dicerna or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dicerna;

•	any purchase, sale or transfer of a material amount of assets of Dicerna; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Dicerna.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Dicerna Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Dicerna and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Dicerna’s executive officers who were designated as “named executive officers” in the Definitive Proxy Statement filed on April 20, 2021, and who remain employed with Dicerna as of the date hereof. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Dicerna’s named executive officers would receive, assuming that (i) the Effective Time occurs on December 31, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Dicerna’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) the unvested Company Options and Company RSUs outstanding as of December 31, 2021, are to be cancelled in exchange for the cash payment described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Treatment of Equity Awards in the Transaction”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with Dicerna or Novo or becomes entitled to, prior to the Effective Time, additional compensation or benefits.

Golden Parachute Compensation
Name (1)	Cash ($) (2)	Equity ($) (3)	Pension/ NQDC ($)	Perquisites /Benefits ($) (4)	Tax Reimbursement ($)	Total ($)
Douglas M. Fambrough, III, Ph.D.	1,882,019	11,806,944	—	33,638	—	13,722,601
Bob D. Brown, Ph.D.	949,587	4,293,033	—	21,024	—	5,263,644
Douglas W. Pagán	779,602	2,420,401	—	21,024	—	3,221,027
James B. Weissman	883,332	4,293,033	—	21,024	—	5,197,389
Shreeram Aradhye, M.D.	1,009,060	3,352,562	—	14,849	—	4,376,471
Ralf Rosskamp, M.D.	—	2,520,256	—	—	—	2,520,256

(1)

Under relevant SEC rules, Dicerna is required to provide information in this table with respect to Dicerna’s named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of Dicerna’s most recent proxy statement. John B. Green and Ralf Rosskamp, M.D. were named executive officers in Dicerna’s most recent proxy statement but are no longer employed at Dicerna as of the date of this Schedule 14D-9. Mr. Green will not receive any compensation based on or otherwise related to the Transactions. Dr. Rosskamp will be eligible for accelerated equity vesting of all time-based equity awards in the amount described in the table.
(2)

The amounts in this column represent the cash severance payments that would be payable to each named executive officer upon a qualifying termination under their respective employment agreements as well as including a 2021 annual cash bonus (based on the target level of performance). The cash severance payments will be made in a lump sum (as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Potential Executive Severance”). The amounts in this column attributable to the cash severance payments are considered “double-trigger” (i.e., such amounts are payable upon a qualifying termination of employment following the Effective Time). The amounts in this column attributable to the 2021 annual cash bonus are considered “single-trigger” (i.e., such amounts are payable prior the Effective Time without a requiring a termination of employment). The following table breaks down the amounts in this column by types of payment:

Name	Cash Severance Payment ($)	2021 Annual Bonus ($)
Douglas M. Fambrough, III, Ph.D.	1,505,615	376,404
Bob D. Brown, Ph.D.	724,685	224,902
Douglas W. Pagán	606,357	173,245
James B. Weissman	674,122	209,210
Shreeram Aradhye, M.D.	770,072	238,988

(3)

The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer in cancellation of Company Options and Company RSUs held by such named executive officer as of November 22, 2021. The value of such Company Options is calculated by multiplying the excess of $38.25 over the exercise price per Share under such Company Option by the number of Shares subject to such Company Option and the value of the Company RSUs is calculated by multiplying the number of Shares subject to such Company RSU by $38.25. The following table breaks down the amounts in this column by types of Dicerna equity award:

Name	Unvested Company Options ($)	Company RSUs ($)
Douglas M. Fambrough, III, Ph.D	$7,939,869	$3,867,075
Bob D. Brown, Ph.D.	$2,867,265	$1,425,769
Douglas W. Pagán	$1,401,995	$1,018,406
James B. Weissman	$2,867,265	$1,425,769
Shreeram Aradhye, M.D.	$2,220,821	$1,131,741
Ralf Rosskamp, M.D.………………..	$1,857,575	$662,681

(4)

The amounts in this column represent the estimated value of Dicerna-reimbursed COBRA premiums. The amounts in this column are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time.

Vote Required to Approve the Merger

The Dicerna Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, Dicerna does not anticipate seeking the approval of Dicerna’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Dicerna, Novo and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Dicerna in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Delaware

Dicerna is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Novo and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Dicerna as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Dicerna Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Dicerna in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Dicerna who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Dicerna will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Dicerna’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX III CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Dicerna at 75 Hayden Avenue, Lexington, Massachusetts 02421, Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform Dicerna of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Dicerna, 75 Hayden Avenue, Lexington, Massachusetts 02421, Attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Dicerna, please see Dicerna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 26, 2021, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 9, 2021.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Novo and Dicerna filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on November 22, 2021. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen days, and will expire at 11:59 p.m. Eastern Time on December 7, 2021. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period (although the practice of granting early termination has been temporarily suspended by the FTC and Antitrust Division), or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Novo and/or Dicerna. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Novo and Dicerna do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Forward-Looking Statements

The information contained in this Schedule 14D-9 is as of November 24, 2021. Dicerna assumes no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments, except as may be required by law.

This Schedule 14D-9 contains forward-looking information related to Dicerna and the proposed acquisition of Dicerna that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this Schedule 14D-9 include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Dicerna’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Dicerna,

Dicerna’s product candidates and Dicerna’s GalXC™ and GalXC-Plus™ RNAi technologies and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Dicerna’s stockholders will tender their shares of Dicerna common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Dicerna’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to Dicerna can be found in Dicerna’s Registration Statement on Form S-1, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and investors.dicerna.com/investor-relations.

These forward-looking statements are based on numerous assumptions and assessments made by Dicerna in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Press Release issued by Dicerna Pharmaceuticals, Inc., dated November 18, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Dicerna with the SEC on November 18, 2021).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on November 24, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit No.	Description

(a)(5)(A)	Opinion of Centerview Partners LLC, dated November 17, 2021 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Opinion of SVB Leerink, dated November 17, 2021 (included as Annex II to this Schedule 14D-9).

(a)(5)(C)	Press Release issued by Novo Nordisk A/S, dated November 18, 2021 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Novo with the SEC on November 18, 2021).

(a)(5)(D)	Social media posts by Novo Nordisk A/S or its representatives, posted on November 18, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Novo with the SEC on November 18, 2021).

(a)(5)(E)	Letter to Employees from Douglas M. Fambrough, first used on November 18, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Dicerna with the SEC on November 18, 2021).

(a)(5)(F)	Employee Q&A, first used on November 18, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Dicerna with the SEC on November 18, 2021).

(a)(5)(G)	Dicerna Tweet and LinkedIn post, posted on November 18, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Dicerna with the SEC on October 18, 2021).

(a)(5)(H)	Dicerna Retweet and LinkedIn post of Novo post, posted on November 18, 2021 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Dicerna with the SEC on October 18, 2021).

(a)(5)(I)	Form of Key Stakeholder Letter, first used on November 18, 2021 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Dicerna with the SEC on November 18, 2021).

(a)(5)(J)	LinkedIn post by Ling Zeng, Chief Legal Officer and Secretary of Dicerna, posted on November 18, 2021 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Dicerna with the SEC on October 18, 2021).

(a)(5)(K)	Article Summarizing Interview with Douglas M. Fambrough III, Ph.D., President and Chief Executive Officer of Dicerna, published by MedWatch on November 24, 2021.*

(e)(1)	Agreement and Plan of Merger, dated as of November 17, 2021, among Novo Nordisk A/S, NNUS New Research Inc., and Dicerna Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Dicerna with the SEC on November 18, 2021).

(e)(2)	Mutual Confidentiality Agreement, dated as of August 14, 2018, between Novo Nordisk A/S and Dicerna Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)	First Amendment to Mutual Confidentiality Agreement, dated as of August 14, 2019, between Novo Nordisk A/S and Dicerna Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)	Confidential Disclosure Agreement, dated March 9, 2021, between Novo Nordisk A/S and Dicerna Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(5)	Confidential Disclosure Agreement, dated October 27, 2021, between Novo Nordisk A/S and Dicerna Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(6)	Collaboration and License Agreement, dated November 15, 2019, between Novo Nordisk A/S and Dicerna Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(7)	Share Issuance Agreement, dated November 15, 2019, between Dicerna Pharmaceuticals, Inc. and Novo Nordisk A/S (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit No.	Description

(e)(8)	2007 Employee, Director and Consultant Stock Plan, as amended (the “2007 Plan”) (incorporated herein by reference to Exhibit 10.1 to the Form S-1 filed by Dicerna with the SEC on December 13, 2013).

(e)(9)	Form of Restricted Stock Agreement under the 2007 Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-1 filed by Dicerna with the SEC on December 13, 2013).

(e)(10)	Form of Incentive Stock Option Agreement under the 2007 Plan (incorporated herein by reference to Exhibit 10.3 to the Form S-1 filed by Dicerna with the SEC on December 31, 2013).

(e)(11)	Form of Non-Qualified Stock Option Agreement under the 2007 Plan (incorporated herein by reference to Exhibit 10.4 to the Form S-1 filed by Dicerna with the SEC on December 13, 2013).

(e)(12)	2010 Employee, Director and Consultant Equity Incentive Plan, as amended (the “2010 Plan”) (incorporated herein by reference to Exhibit 10.5 to the Form S-1 filed by Dicerna with the SEC on December 13, 2013).

(e)(13)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2010 Plan (incorporated herein by reference to Exhibit 10.6 to the Form S-1 filed by Dicerna with the SEC on December 13, 2013).

(e)(14)	Form of Restricted Stock Agreement under the 2010 Plan (incorporated herein by reference to Exhibit 10.7 to the Form S-1 filed by Dicerna with the SEC on December 13, 2013).

(e)(15)	2014 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.9 to the Form S-1 filed by Dicerna with the SEC on January 28, 2014).

(e)(16)	Form of Indemnification Agreement between Dicerna Pharmaceuticals, Inc. and its directors (incorporated herein by reference to Exhibit 10.10 to the Form S-1 filed by Dicerna with the SEC on January 28, 2014).

(e)(17)	Amended and Restated 2014 Performance Incentive Plan, as amended and restated on May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Dicerna with the SEC on May 10, 2019).

(e)(18)	Form of Incentive Stock Option Agreement under the Amended and Restated 2014 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.31 to the Form 10-K filed by Dicerna with the SEC on March 10, 2016).

(e)(19)	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2014 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.32 to the Form 10-K filed by Dicerna with the SEC on March 10, 2016).

(e)(20)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2014 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Dicerna with the SEC on November 5, 2020).

(e)(21)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2016 Inducement Plan (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Dicerna with the SEC on November 5, 2020).

(e)(22)	Offer Letter dated as of January 14, 2016 by and between Dicerna Pharmaceuticals, Inc. and John “Jack” Green (incorporated herein by reference to Exhibit 10.34 to the Form 10-K filed by Dicerna with the SEC on March 10, 2016).

(e)(23)	Form of Dicerna Pharmaceuticals, Inc. Non-Qualified Inducement Stock Option Agreement (incorporated herein by reference to Exhibit 4.2 to the Form S-8 filed by Dicerna with the SEC on March 10, 2016).

(e)(24)	Dicerna Pharmaceuticals, Inc. Amended and Restated 2016 Inducement Plan (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed by Dicerna with the SEC on March 14, 2018).

Exhibit No.	Description

(e)(25)	Form of Non-Plan Inducement Stock Option Agreement (incorporated herein by reference to Exhibit 4.4 to the Form S-8 filed by Dicerna with the SEC on March 10, 2016).

(e)(26)	Amended and Restated Employment Agreement dated as of July 8, 2016 by and between Dicerna Pharmaceuticals, Inc. and Douglas M. Fambrough, III (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Dicerna with the SEC on November 7, 2016).

(e)(27)	Amended and Restated Employment Agreement dated as of July 8, 2016 by and between Dicerna Pharmaceuticals, Inc. and Bob. D. Brown (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Dicerna with the SEC on November 7, 2016).

(e)(28)	Amended and Restated Employment Agreement dated as of July 6, 2016 by and between Dicerna Pharmaceuticals, Inc. and James B. Weissman (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Dicerna with the SEC on November 7, 2016).

(e)(29)	Amended and Restated Employment Agreement dated as of November 4, 2016 by and between Dicerna Pharmaceuticals, Inc. and John B. Green (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Dicerna with the SEC on November 7, 2016).

(e)(30)	Amended and Restated Employment Agreement dated as of February 25, 2020 by and between Dicerna Pharmaceuticals, Inc. and John B. Green (incorporated herein by reference to Exhibit 10.29 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(31)	Amended and Restated Employment Agreement dated as of February 24, 2020 by and between Dicerna Pharmaceuticals, Inc. and James B. Weissman (incorporated herein by reference to Exhibit 10.30 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(32)	Amended and Restated Employment Agreement dated as of February 21, 2020 by and between Dicerna Pharmaceuticals, Inc. and Bob D. Brown (incorporated herein by reference to Exhibit 10.31 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(33)	Amended and Restated Employment Agreement dated as of February 21, 2020 by and between Dicerna Pharmaceuticals, Inc. and Douglas M. Fambrough, III (incorporated herein by reference to Exhibit 10.32 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(34)	Amended and Restated Employment Agreement dated as of February 26, 2020 by and between Dicerna Pharmaceuticals, Inc. and Ralf Rosskamp (incorporated herein by reference to Exhibit 10.33 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(35)	Employment Agreement, dated as of May 18, 2017, by and between Dicerna Pharmaceuticals, Inc. and Ralf Rosskamp (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Dicerna with the SEC on August 10, 2017).

(e)(36)	Employment Agreement, dated as of June 19, 2019, by and between Dicerna Pharmaceuticals, Inc. and Robert Ciappenelli (incorporated herein by reference to Exhibit 10.54 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(37)	Amended and Restated Employment Agreement dated as of February 21, 2020, by and between Dicerna Pharmaceuticals, Inc. and Robert Ciappenelli (incorporated herein by reference to Exhibit 10.55 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

(e)(38)	Amended and Restated Employment Agreement dated as of February 21, 2020, by and between Dicerna Pharmaceuticals, Inc. and Regina Paglia (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Dicerna with the SEC on August 6, 2020).

(e)(39)	Transition Agreement dated as of February 27, 2020, by and between Dicerna Pharmaceuticals, Inc. and John B. Green (incorporated herein by reference to Exhibit 10.56 to the Form 10-K filed by Dicerna with the SEC on February 28, 2020).

Exhibit No.	Description

(e)(40)	Employment Agreement dated as of May 26, 2020, by and between by and between Dicerna Pharmaceuticals, Inc. and Douglas Pagán (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Dicerna with the SEC on May 7, 2020).

(e)(41)	Dicerna Pharmaceuticals, Inc. Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Dicerna with the SEC on June 17, 2020).

(e)(42)	Employment Agreement dated as of July 23, 2020, by and between Dicerna Pharmaceuticals, Inc. and Shreeram Aradhye (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Dicerna with the SEC on November 5, 2020).

(e)(43)	Employment Agreement dated as of September 16, 2020, by and between Dicerna Pharmaceuticals, Inc. and Ling Zeng (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Dicerna with the SEC on November 5, 2020).

(e)(44)	Transition Agreement dated as of April 16, 2020, by and between Dicerna Pharmaceuticals and Ralf Rosskamp (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Dicerna with the SEC on May 7, 2020).

(e)(45)	Amendment No. 1 to Transition and Separation Agreement by and between Dicerna Pharmaceuticals, Inc. and Ralf Rosskamp, dated as of April 15, 2021 (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

(e)(46)	Amendment No. 1 to Employment Agreement by and between Dicerna Pharmaceuticals, Inc. and John Green, dated as of April 14, 2021 (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

(e)(47)	Amendment No. 1 to Employment Agreement by and between Dicerna Pharmaceuticals, Inc. and Bob D. Brown, dated as of April 14, 2021 (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

(e)(48)	Amendment No. 1 to Employment Agreement by and between Dicerna Pharmaceuticals, Inc. and James B. Weissman, dated as of April 14, 2021 (incorporated herein by reference to Exhibit 10.5 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

(e)(49)	Amendment No. 1 to Employment Agreement by and between Dicerna Pharmaceuticals, Inc. and Ralf Rosskamp, dated as of April 14, 2021 (incorporated herein by reference to Exhibit 10.6 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

(e)(50)	Amendment No. 1 to Employment Agreement by and between Dicerna Pharmaceuticals, Inc. and Robert Ciappenelli, dated as of April 14, 2021 (incorporated herein by reference to Exhibit 10.7 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

(e)(51)	Amendment No. 1 to Employment Agreement by and between Dicerna Pharmaceuticals, Inc. and Regina Paglia, dated as of April 14, 2021 (incorporated herein by reference to Exhibit 10.8 to the Form 10-Q filed by Dicerna with the SEC on May 6, 2021).

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2021

Dicerna Pharmaceuticals, Inc.

By:	/s/ Douglas M. Fambrough III, Ph. D.
	Name:	Douglas M. Fambrough III, Ph. D.
	Title:	President and Chief Executive Officer

Annex I

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 November 17, 2021

The Board of Directors

Dicerna Pharmaceuticals, Inc.

75 Hayden Avenue

Lexington, MA 02421

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Dicema Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $38.25 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Novo Nordisk A/S, a Danish aktieselskab (“Parent”), NNUS New Research, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $38.25 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held, immediately prior to the Effective Time (as defined in the Agreement) by the Company (or held in the Company’s treasury) or by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $38.25 per Share in cash, without interest (the $38.25 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the earlier to occur of (i) the date on which we advise the Board of Directors of the Company that we are prepared to render this opinion and (ii) the rendering of this opinion, and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

N E W    Y O R K    ●    L O N D  O N    ●    P A R I S    ●    S A N    F R A N C I S C O     ●    P A L O    A L T O    ●    L O S    A N G E L  E S

The Board of Directors

Dicerna Pharmaceuticals, Inc.

November 17, 2021

compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated November 17, 2021 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 20 18; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Dicerna Pharmaceuticals, Inc.

November 17, 2021

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex II

November 17, 2021

The Board of Directors

Dicerna Pharmaceuticals, Inc.

75 Hayden Avenue

Lexington, MA 02421

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares and Dissenting Shares (each as defined below)) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Novo Nordisk A/S, a Danish aktieselskab (the “Parent”), NNUS New Research, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) the Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $38.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon; and (ii) as soon as practicable following the consummation of the Offer, the Purchaser will, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly owned subsidiary of the Parent, and each Share (other than any Excluded Share or any Dissenting Share) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). As used herein, (i) “Excluded Shares” means (a) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), or (b) any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company; and (ii) “Dissenting Shares” means any Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL. The Offer Price and the Merger Consideration are jointly referred to herein as the “Consideration.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by the Company to act as a financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we and our affiliates in the past have provided certain investment banking and commercial banking services to the Company and its affiliates unrelated

The Board of Directors

Dicerna Pharmaceuticals, Inc.

November 17, 2021

to the proposed Transaction, for which we have received compensation. In the ordinary course of business, we and our affiliates may, in the future, provide investment banking and commercial banking services to the Company, the Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Parent or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, the Parent and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated November 17, 2021; (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, as filed by the Company with the SEC; (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the

The Board of Directors

Dicerna Pharmaceuticals, Inc.

November 17, 2021

Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares and Dissenting Shares) of the Consideration to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

Annex III

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.